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                                                                    EXHIBIT 12.1

             SPX COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of earnings to fixed charges for SPX for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and for the three months ended March 31, 2000 and 2001.

                                                                                                              Three months ended
                                                                  Year ended December 31,                         March 31,
                                                 1996 (5)    1997 (6)    1998 (7)    1999 (8)    2000 (9)      2000     2000 (10)
Ratio of earnings to fixed charges(1)(2)           5.7         7.7       (0.3)         1.8         3.0         3.5         3.3
Earnings
Pretax income from continuing operations         133.4       131.0      (41.7)       107.5       198.3        64.1        60.0
Fixed charges                                     28.3        19.6       51.0        126.0       101.8        24.3        26.6
EGS earnings, net of distributions                 0.0         0.0      (24.7)        (3.2)        0.3        (2.6)        1.3
Total earnings                                   161.7       150.6      (15.4)       230.3       300.4        85.8        87.9
                                                 -----       -----      ------       -----       -----        ----        ----
Fixed Charges
Interest (3)                                      21.5        13.2       45.1        117.6        95.0        22.3        24.7
Rent expense interest factor (4)                   6.8         6.4        5.9          8.4         6.8         2.0         1.9
                                                   ---         ---        ---          ---         ---         ---         ---
Total fixed charges                               28.3        19.6       51.0        126.0       101.8        24.3        26.6
                                                  ----        ----       ----        -----       -----        ----        ----

     (1) For the purpose of determining the ratio of earnings to fixed charges, earnings consists of income from continuing operations and fixed charges.

     (2) On October 6, 1998 (the "Merger Date"), General Signal Corporation ("GSX") was merged into a subsidiary of SPX Corporation (the "Merger"). The Merger was accounted for as a reverse acquisition whereby GSX was treated as the acquirer and SPX as the acquire. See
          Note 2 of our consolidated financial statements.

     (3) Interest expense consists of interest on indebtedness and amortization of debt expense.

     (4) One-third of net rental expense is deemed representative of the interest factor.

          EARNINGS FOR YEARS ENDED DECEMBER 31, 1996, 1997, 1998, 1999 AND 2000 AND THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 INCLUDE THE FOLLOWING SPECIAL CHARGES AND OTHER UNUSUAL ITEMS:

     (5) In 1996, we negotiated a royalty settlement related to a previously divested semiconductor business and received and recorded $4.0 of royalty income. We also recorded charges of $20 million for asset write-downs, lease termination costs, severance, warranty repairs and environmental matters.

     (6) We recorded other charges of $17.9 in 1997. We also recorded a $63.7 million pre-tax gain on the sale of General Signal Power Group and a $9.0 pre-tax million gain on the sale of an equity interest.

     (7) We recorded special charges of $101.7 and other charges of 108.2 in 1998. See Note 4 of our consolidated financial statements.

     (8) We recorded special charges of $38.4 in 1999 for merger and restructuring initiatives. We also recorded a $23.8 million pre-tax gain on the divestiture of Best Power, a $29.0 million pre-tax gain on the divestiture of Dual-Lite and an investment in a Japanese joint venture, and a $13.9 million pre-tax gain on the sale of marketable securities. Sec Note 4 of our consolidated financial statements.

     (9) We recorded special charges of $90.9 million in 2000. These charges are primarily associated with restructuring initiatives and asset impairments to consolidate manufacturing and sales facilities and rationalize certain product lines. We also recorded a charge of $12.3 million included in cost of goods sold for discontinued product lines associated with restructuring and other product changes. See Note 4 of our consolidated financial statements. Additionally, our business unit Inrange Technologies, issued 8,855,000 shares of its class B common stock for cash in an initial public offering. Accordingly, we recorded a $98.0 million pre-tax gain. We also recorded a $23.2 million pre-tax gain on the settlement of a patent infringement suit against American Power Conversion Corporation in 2000.

     (10) We recorded special charges of $3.4 million in the three months ended March 31, 2001.